THE COMMUNITY BANK

616 South Key Street
Pilot Mountain, North Carolina 27041
Telephone: (336) 368-5334

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
Thursday, December 11, 2003

To the Shareholders:

     A Special Meeting of the Shareholders of The Community Bank (the “Bank “) will be held:

•	Thursday, December 11, 2003

•	2:00 p.m. (local time)

•	The Community Bank 616 South Key Street Pilot Mountain (Surry County), North Carolina

or at any adjournment thereof, for the following purpose:

•	To consider approval of the Agreement and Plan of Share Exchange by and between the Bank and Southern Community Financial Corporation dated July 30, 2003, as amended whereby the Bank will become a wholly owned subsidiary of Southern Community Financial Corporation and Southern Community Financial Corporation will issue cash and common stock to the shareholders of the Bank as described in the attached Joint Proxy Statement/Prospectus.

     Shareholders of record at the close of business on October 22, 2003, are entitled to notice of, and to vote, at the meeting and any adjournments thereof. The Bank’s stock transfer books will not be closed.

     Please complete, date and sign the enclosed proxy and return it promptly in the enclosed pre-paid envelope. As many shares as possible should be represented at the meeting, so even if you expect to attend the meeting, please return the enclosed proxy. By doing so, you will not give up the right to vote at the meeting. If you return the proxy and then attend the meeting, you may notify the Secretary that you wish to vote in person, and the Bank will disregard the proxy you return. Failure to vote will have the same effect as a vote against approval of the proposal.

By order of the Board of Directors,

James O. Frye President

October 24, 2003